April 17, 2026

Via EDGAR Correspondence

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ameen Hamady and Jeffrey Lewis

Re:	Quanta Services, Inc.

Form 10-K for the fiscal year ended December 31, 2025

File No. 001-13831

To the addressees set forth above:

This letter is submitted on behalf of Quanta Services, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission concerning the above-referenced filing of the Company, as set forth in your letter to the Company dated April 15, 2026 (the “Comment Letter”).

As discussed by telephone with Jeffrey Lewis on April 16, 2026, the Company kindly requests a ten (10) business day extension from the initial response deadline of April 29, 2026 to respond to the Comment Letter. The Company currently expects to respond to the Comment Letter on or about May 8, 2026.

Please do not hesitate to contact our counsel at Latham & Watkins LLP, Ryan J. Lynch, at (713) 546-7404 or by email at Ryan.Lynch@lw.com if you have any questions regarding this letter.

Sincerely,

/s/ Donald C. Wayne
Donald C. Wayne
Executive Vice President and General Counsel

cc:	Ryan J. Lynch, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

Clayton M. Heery, Latham & Watkins LLP